February 17, 1994



VIA FEDERAL EXPRESS & EDGAR


Securities and Exchange Commission
450 - 5th Street, N.W.
Washington, D.C. 20549

Re:  Amendment No. 5 to Schedule 13G
     Employees Retirement Fund Trust Profit Sharing Plan of
     K N Energy, Inc. (the "Plan")

Dear Sirs:

You are receiving via Federal Express one conformed copy and via modem one electronically filed EDGARized copy of Amendment No. 5 to Schedule 13G on behalf of the Plan.

Please acknowledge your receipt of this filing by stamping the file copy of this letter and returning it in the enclosed envelope.

Very truly yours,

/s/ Martha B. Wyrsch

Martha B. Wyrsch
Senior Counsel

MBW/bat

Enclosure

c:   Mr. Richard A. Perez
     New York Stock Exchange
     20 Broad Street
     New York, NY  10005

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)


                         K N Energy, Inc.
                        (Name of Issuer)

                           Common Stock
                  (Tile of Class of Securities)

                            482620101
                         (CUSIP Number)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).




















              (Continued on the following page(s))


                        Page 1 of 4 Pages

                               13G
CUSIP No. 482620101                             Page 2 of 4 Pages

1.   Name of Reporting Person and I.R.S. Identification No.:
     Employees Retirement Fund Trust Profit Sharing Plan of
     K N Energy, Inc.
     74-2291387

2.   N/A

3.   SEC USE ONLY:

4.   Citizenship or Place of Organization:  Kansas

5.   Sole Voting Power:  1,371,294 on February 1, 1994

6.   Shared Voting Power: -0-

7.   Sole Dispositive Power:  1,371,294 on February 1, 1994

8.   Shared Dispositive Power: -0-

9. Aggregate Amount Beneficially owned by each reporting person: 1,371,294 held for participants in the Plan

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares:  N/A

11.  Percent of Class Represented by Amount in Row 9:  9.05%

12.  Type of Reporting Person:  EP

SCHEDULE 13G
PAGE 3 OF 4

Item 1 (a).  Name of Issuer:  K N Energy, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

             370 Van Gordon Street, P.O. Box 281304, Lakewood,
             Colorado  80228-8304

Item 2 (a).  Name of Person(s) Filing:

             Employees Retirement Fund Trust Profit Sharing Plan of K N Energy, Inc.

Item 2(b).   Address of Principal Business Office:

             370 Van Gordon Street
             P.O. Box 281304
             Lakewood, CO  80228-8304

Item 2 (c).  Citizenship or Place of Organization:     Kansas

Item 2 (d).  Title of Class of Securities:  Common Stock

Item 3.      The person filing this Schedule 13G:

             Employee Pension Fund, which is subject to the provisions of the Employee Retirement Income
             Security Act of 1974.

Item 4. Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

Item 5.      Ownership of Five Percent or Less of a Class:

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person:

             All shares reported herein are held on behalf of the participants in the Plan.

Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported On by the Parent Holding Company:

             Not applicable.

Item 8.      Identification and Classification of Members of the
             Group:

             Not applicable.

Item 9.      Notice of Dissolution of Group:

             Not applicable.

Item 10.     Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 17, 1994

EMPLOYEES RETIREMENT FUND TRUST
PROFIT SHARING PLAN OF
K N ENERGY, INC.


By: /s/ E. Wayne Lundhagen
     E. Wayne Lundhagen
     Trustee